TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Announces Filing of Fazenda Technical Report

January 31, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) has filed a National Instrument 43-101 Technical Report regarding the updated Mineral Reserve and Mineral Resource estimate for its Fazenda Mine in Brazil, the results of which were announced on January 7, 2025.

The technical report will be available for download on Equinox Gold's website at www.equinoxgold.com and through Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com